Filed by Ask Jeeves, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Ask Jeeves, Inc.
(Commission File No.: 000-26521)

[The following media alert was transmitted on behalf of Ask Jeeves by satellite uplink to participating media outlets.]

IAC/InterActiveCorp to Acquire Ask Jeeves, Inc.

Combines Leading Interactive Commerce Brands with Top-Tier Search Engine

Satellite Feeds TODAY 1:30-1:45pm ET; 3:00-3:15pm ET

     OAKLAND, Calif., March 21 IAC/InterActiveCorp (Nasdaq: IACI) and Ask Jeeves, Inc. (Nasdaq: ASKJ) today announced they have signed an agreement under which IAC will purchase Ask Jeeves.

     “Ask Jeeves is a pioneer in search and has grown to become one of the leading search providers through advanced technology and a suite of brands that are differentiated by both value proposition and delivery,” said Steve Berkowitz, CEO of Ask Jeeves, Inc. “Joining IAC will enable us to play on a much larger field. We are excited about the opportunity to serve as the connection between IAC’s constellation of leading online properties to share users and content. Ask Jeeves will now be in an even stronger position to aggressively grow market share.”

     The online advertising and search markets are growing rapidly; of the $260 billion in total U.S. advertising spend in 2004, less than $10 billion, or 4%, is online, with an expected annual growth rate of 13%. Search is now 36% of U.S. online advertising and expected to grow 24% per year over the next five years (Source: Merrill Lynch Equity Research.)

     Ask Jeeves is one of four world-class search technology providers, with, approximately 42 million U.S. unique monthly users, (comScore Media Metrix 2005) and is one of the largest generators of online advertising in the world.

     IAC operates more than 40 specialized consumer brands in the travel, retailing, ticketing, personals, media, financial services, real estate and teleservices industries. IAC’s businesses are leaders in their respective categories and collectively reach 44 million U.S. unique users monthly (comScore Media Metrix 2005). IAC enables billions of dollars in consumer-direct transactions for products and services sourced from more than 140,000 merchant partners, suppliers, vendors, venues, lenders, and real estate brokerages.

     Ask Jeeves will remain an independent brand with operations headquartered in Oakland, Calif. following completion of the acquisition. Steve Berkowitz will continue as Ask Jeeves’ CEO. The transaction is subject to customary closing conditions, including regulatory approval and the approval of Ask Jeeves shareholders, and is expected to close late in the second quarter or early in the third quarter of 2005, prior to IAC’s spin-off of its travel businesses.

WHAT YOU’LL GET
B-Roll Footage: Featuring various updated web site shots from Ask Jeeves; Jeeves illutrator at work

Soundbites: Colby Zintl, Ask Jeeves; Marcos Sorenson, Ask Jeeves Illustrator

CONTACTS:
Heather Staples 510/985-7610, Ask Jeeves Corporate Communications
Darcy Cobb, 310-472-8600 or Aimee Yoon 617-267-9794, Dotted Line Communications,

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding negotiations or potential transactions involving Ask Jeeves. These forward-looking statements are based on limited information available to Ask Jeeves at this time, and future developments and results may differ materially from the expectations reflected in the forward-looking statements. Factors that might cause material differences from the forward-looking statements include the Risk Factors described in Ask Jeeves’ most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, the future business and financial performance of Ask Jeeves, and the assessment and valuation by potential acquirers of potential benefits and synergies of a transaction with Ask Jeeves. Ask Jeeves undertakes no obligation to revise or update any forward-looking statements.

Where to Find Additional Information about the Acquisition

IAC intends to file a registration statement with the Securities and Exchange Commission (“SEC”) that will include a combined proxy statement/prospectus of Ask Jeeves and IAC/InterActiveCorp. (“IAC”) and other relevant documents in connection with the proposed merger. Ask Jeeves stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/ prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

Where to Find Additional Information about the IAC Spin-Off

In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). IAC Stockholders should read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s proxy statement, filed with the SEC on April 29, 2004.

[This announcement was followed by B-Roll footage and slates, which do not relate specifically to the pending merger and have been omitted.]